Exhibit 99.1

Alarum Technologies Reports 64% Revenue Growth to $11.7 Million in First Quarter 2026, Driven by Strong AI Demand

Positive IFRS net income of $0.6 million and Adjusted EBITDA of $2.1 million

TEL AVIV, Israel, May 28, 2026 (GLOBE NEWSWIRE) — Alarum Technologies Ltd. (Nasdaq: ALAR, TASE: ALAR) (“Alarum” or the “Company”), a global provider of Artificial Intelligence (“AI”) data infrastructure and web data collection solutions, today announced its financial results for the three-month period ended March 31, 2026.

Financial Highlights – First Quarter 2026

●	Revenues of $11.7 million, up 64% year-over-year, and a slight 0.9% decline from the prior quarter.

●	Gross margin of 61.7%, compared to 53.8% in the prior quarter and 67.5% in the first quarter of 2025.

●	IFRS net income of $0.6 million, compared to $0.2 million in the prior quarter and $0.4 million in the first quarter of 2025.

●	Adjusted EBITDA of $2.1 million compared to $1.0 million in the prior quarter and $1.3 million in the first quarter of 2025.

Management Commentary

“Alarum continued scaling its AI data infrastructure platform during the first quarter of 2026, supported by strong demand from AI and large-scale enterprise workloads,” said Shachar Daniel, Chief Executive Officer of Alarum.

“Revenue increased 64% year-over-year, reflecting continued strong demand for high-quality public web data, particularly for the training, fine-tuning, and updating of foundational large language models. We continue to invest strategically to expand and strengthen our infrastructure to support both current demand and future growth opportunities.”

“Over the past year, Alarum has evolved from a proxy-focused provider into a broader AI data infrastructure platform. This platform, which includes our global Internet Protocol (“IP”) proxy network, Website Unblocker, Search Engine Results Page (“SERP”) solutions, AI-ready datasets, and planned agentic workflow capabilities, significantly expands our addressable market opportunity.”

“Our infrastructure now handles more than 50 petabytes of data traffic per month, supported by over 80 million IPs and a success rate exceeding 85%. We believe this scale, combined with ongoing infrastructure investments, forms the foundation for building a durable competitive advantage in a critical and underserved layer of the AI stack. As web environments become increasingly dynamic, and difficult to access reliably at scale, we believe the technological and operational barriers within the AI data infrastructure market continue rising.”

“At the same time, we continue viewing the current AI infrastructure market as highly dynamic and still in relatively early stages.”

“While the first quarter of 2026 demonstrated improving infrastructure scale efficiencies, we continue prioritizing long-term infrastructure leadership, platform scale, and strategic positioning over short-term profitability optimization,” Mr. Daniel concluded.

Shai Avnit, Alarum’s Chief Financial Officer, added: “We remain focused on balancing operational discipline with continued strategic investments in infrastructure, platform capabilities, and long-term positioning within the evolving AI data infrastructure market.”

Selected First Quarter 2026 Operating Trends

●	AI Momentum: AI and Large Language Model (“LLM”) infrastructure-related workloads continued expanding rapidly and remain a major growth driver for the Company.

●	Gross Margin and Profitability Trends: The first quarter of 2026 demonstrated operating leverage and efficiency improvements, supported by infrastructure scale, improved utilization, and operating leverage from recent infrastructure investments.

●	Customer Base: The Company serves a diversified base of more than 850 active customers across AI/LLM training, eCommerce, marketing, people data, sales intelligence, and digital media monitoring.

●	Net Retention Rate (“NRR”): NRR was 0.93 as of March 31, 2026, reflecting the Company’s strategic transition toward larger AI infrastructure accounts and reduced exposure to lower-quality legacy segments. Trends in the AI customer segment are positive. See “Other Metrics” below for more detail on how the Company calculates NRR.

Selected Recent Business Highlights

●	Alarum continues to invest in its products and to evolve into a broader AI data infrastructure platform, with agentic workflow capabilities expected to be launched to customers in the second half of 2026.

●	Expanding workloads from leading foundation model labs and global technology companies, driving increasing monthly traffic above an average of 50 petabytes from a baseline of approximately only 5 petabytes monthly in the beginning of 2025. The Company believes the AI infrastructure market remains in relatively early stages, with demand patterns and customer deployment scales continuing to evolve rapidly.

●	Growing adoption by customers of higher-margin products including Website Unblocker, SERP solutions, and large-scale datasets.

Financial Outlook

“For the second quarter of 2026, the Company expects revenues to improve to approximately $12.2 million (±5%), representing 39% year-over-year growth, and adjusted EBITDA of approximately $1.8 million (±$0.5 million)”, commented Shai Avnit, CFO of Alarum.

The Company is unable to present a reconciliation of estimated Adjusted EBITDA to net profit as it is unable to predict with reasonable certainty, and without unreasonable effort, the impact and timing of certain expenses on net profit. The financial impact of these expenses is uncertain and is dependent on various factors, including timing, and could be material to consolidated statements of profit or loss and other comprehensive income (loss).

“As the AI infrastructure market continues evolving rapidly, customer demand patterns and deployment timing may continue fluctuating between quarters; we intend to continue investing in infrastructure and platform capabilities to support long-term growth opportunities,” concluded Mr. Avnit.

Summary of Financial Results1

(in millions of U.S. dollars, rounded, except per share amounts and margins)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2026	2025	2025
	(Unaudited)	(Unaudited)	(Audited)**

Revenue	11.7	7.1	40.7
Gross profit	7.2	4.8	23.8
Gross margin (in percentage)	61.7%	67.5%	58.5%
Non-IFRS gross margin (in percentage)	66.5%	69.4%	60.4%
Total operating expenses	6.4	4.5	23.6
Financial income (expenses), net	(* )	0.2	1.3
Tax expense	0.2	0.1	0.5
Net profit	0.6	0.4	1.0
Adjusted EBITDA	2.1	1.3	4.4
Basic earnings per American Depository Share (“ADS”) (in U.S. dollars)	$0.08	$0.06	$0.14
Non-IFRS basic earnings per ADS (in U.S. dollars)[2]	$0.24	$0.16	$0.65
Cash, cash equivalents and debt investments (including accrued interest)[3]	24.2	24.0	22.5
Shareholders’ equity[3]	33.4	27.6	32.1

*	Less than $0.1 million

**	except Non-IFRS items

First Quarter 2026 Financial Analysis

●	Revenue in the first quarter of 2026 totalled $11.7 million (a 64.2% increase compared to $7.1 million in the first quarter of 2025). The growth was driven mainly by strong demand for the Company’s proxy solutions, as well as increased sales of new products.

●	Cost of revenue in the first quarter of 2026 was $4.5 million (first quarter of 2025: $2.3 million). This increase was primarily driven by the larger volume of servers as well as a stronger and higher-quality infrastructure, which were required to support the higher customer needs for large-scale reliable and fast data. Additionally, cost of revenue was impacted by our new products sales, which triggered related third-party costs.

●	Gross profit in the first quarter of 2026 amounted to $7.2 million (first quarter of 2025: $4.8 million).

●	Operating expenses in the first quarter of 2026 totalled $6.4 million (first quarter of 2025: $4.5 million). The increase resulted mainly from payroll and other employee related costs, primarily research and development, due to an increased number of employees. This increase is a key part of Alarum’s strategy to invest in innovation and improve the quality of its infrastructure and capacity.

[1]	The table below contains certain non-IFRS financial measures. See “Use of Non-IFRS Financial Results” for additional information regarding these measures and reconciliations to the most comparable IFRS measures.

[2]	Non-IFRS basic earnings per ADS is calculated by dividing non-IFRS net profit by the same number of ADSs used for the IFRS Basic earnings per ADS calculation.

[3]	As of the last day of the period.

●	Financial expense, net, in the first quarter of 2026, was $0.03 million (first quarter of 2025: financial income of $0.2 million). The shift was primarily driven by fair value adjustments of financial instruments resulting in an expense, compared to the first quarter of 2025, when a change in fair value resulted in income. The current quarter financial expense was partially offset by interest income from cash and debt investments.

●	Net profit in the first quarter of 2026 was $0.6 million (first quarter of 2025: $0.4 million).

●	As of March 31, 2026, shareholders’ equity increased to $33.4 million, up from $32.1 million as of December 31, 2025. The increase is mainly due to the Company’s net profit.

●	Cash, cash equivalents and debt investments as of March 31, 2026, was $24.2 million, compared to $22.5 million as of December 31, 2025.

●	Outstanding ordinary share count as of March 31, 2026, was approximately 72.6 million shares, representing 7.3 million Nasdaq-listed ADSs.

First Quarter 2026 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, May 28, 2026, at 9:00 a.m. ET, 6:00 a.m. Pacific time, 16:00 p.m. Israel, to discuss the first quarter of 2026 results and financial outlook, followed by a Q&A session.

To attend, log in here: https://viavid.webcasts.com/starthere.jsp?ei=1763452&tp_key=9bcaf209cf

Alternatively, dial one of the following numbers, a few minutes before the call starts:

1-877-407-0789 or 1-201-689-8562.

If you are unable to connect using the toll-free number, please try the international dial-in number. An Israeli toll-free number is: 1 809 406 247. Participants will be required to state their name and company upon dialling in.

A replay of the call will be available a few hours following the call. To access the replay, visit the Company’s website at http://alarum.io/events/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses continued growth, continued strong demand for high-quality public web data, particularly for the training, fine-tuning, and updating of foundational large language models, strategic investment to expand and strengthen its infrastructure to support both current demand and future growth opportunities, its addressable market opportunity, its belief that the Company’s scale, combined with ongoing infrastructure investments, is building a durable competitive advantage in a critical and underserved layer of the AI stack, that the current AI infrastructure market is highly dynamic and still in relatively early stages, its estimates regarding second quarter 2026 revenues and adjusted EBITDA, the Company’s intention to continue investing in infrastructure and platform capabilities to support long-term growth opportunities. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

 Condensed Consolidated Statements of Financial Position

(in thousands of U.S. dollars)

	March 31,		December 31,
	2026	2025	2025
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	14,060	13,952	12,267
Trade receivables, net	8,746	3,789	11,796
Other receivables	2,014	698	1,271
Total current assets	24,820	18,439	25,334
Non-current assets:
Long-term deposits and restricted deposits	387	122	400
Other non-current assets	-	82	82
Property and equipment, net	208	134	190
Right-of-use assets	2,573	429	2,750
Deferred tax assets	1,101	497	866
Debt investments at fair value through other comprehensive income	9,370	9,331	9,496
Debt investments at fair value through profit or loss	588	564	592
Intangible assets, net	1,682	677	2,064
Goodwill	4,118	4,118	4,118
Total non-current assets	20,027	15,954	20,558
Total assets	44,847	34,393	45,892

Liabilities and equity
Current liabilities:
Trade payables	819	373	427
Other payables	5,970	2,815	7,930
Current maturities of long-term loan	-	965	-
Contract liabilities	1,954	2,072	2,431
Derivative financial instruments	93	1	-
Short-term lease liabilities	786	362	692
Total current liabilities	9,622	6,588	11,480
Non-current liabilities:
Other non-current liability	94	-	375
Long-term lease liabilities	1,767	186	1,947
Total non-current liabilities	1,861	186	2,322
Total liabilities	11,483	6,774	13,802

Equity:
Ordinary shares	-	-	-
Share premium	115,636	112,059	114,792
Other equity reserves	12,725	11,705	12,888
Accumulated deficit	(94,997)	(96,145)	(95,590)
Total equity	33,364	27,619	32,090
Total liabilities and equity	44,847	34,393	45,892

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2026	2025	2025
	(Unaudited)	(Unaudited)	(Audited)
Revenue	11,711	7,133	40,755
Cost of revenue	4,482	2,318	16,916
Gross profit	7,229	4,815	23,839

Operating expenses:
Research and development	2,301	1,370	7,526
Sales and marketing	2,353	1,827	9,129
General and administrative	1,766	1,285	6,977
Total operating expenses	6,420	4,482	23,632
Operating profit	809	333	207
Financial income (expense), net	(32)	212	1,266
Profit from operations before income tax	777	545	1,473
Tax expense	184	137	510
Net profit for the period	593	408	963
Other comprehensive income for the period
Items that may be reclassified subsequently to profit or loss:
Change in fair value of debt investments, net of tax	(135)	72	206
Change in fair value of derivative financial instruments, net of tax	(86)	-	-
Total comprehensive income for the period	372	480	1,169

Basic profit per share	$0.01	$0.01	$0.01
Diluted profit per share	$0.01	$0.01	$0.01
Basic profit per ADS	$0.08	$0.06	$0.14

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), non-IFRS net profit (loss), non-IFRS gross profit, non-IFRS gross margin and non-IFRS basic earnings (loss) per share or ADS for the periods presented. The Company defines EBITDA (EBITDA loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), financial income (expense) and income tax; defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation; defines non-IFRS net profit (loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), impairment of goodwill (if any), financial income (expense) effects primarily related to derivative financial instruments as well as long-term loans, deferred tax effects and share-based compensation; defines non-IFRS gross profit as gross profit adjusted to remove the impact of depreciation, amortization and impairment of intangible assets and share-based compensation recorded under cost of revenues; defines non-IFRS gross margin as the percentage of the non-IFRS gross profit out of revenues; and defines non-IFRS basic earnings (loss) per share or ADS as non-IFRS net profit (loss) divided by the weighted average number of ordinary shares or ADSs.

The Company believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such, deemed it important to provide this information to investors. The Company believes excluding items that neither relate to the ordinary course of business nor reflect its underlying business performance, enables management and its investors to compare its underlying business performance from period-to-period. In addition, the Company also believes these adjustments enhance comparability of its financial performance against those of other technology companies.

 For example, the Company excludes amortization charges for its acquisition-related intangible assets for purposes of calculating certain non-IFRS measures, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are inconsistent in size and are significantly impacted by the timing and valuation of its acquisitions. Also, the Company believes that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses for equity-based compensation costs that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although the Company excludes share-based compensation expenses from its non-IFRS measures, equity compensation has been, and will continue to be, an important part of its future compensation strategy and a significant component of its future expenses, and may increase in future periods.

The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Other Metrics

NRR is a key indicator of customer base health and revenue expansion. It is based on NRR point in time, which measures the revenue growth of current customers over the past four quarters, compared to the revenue generated from these customers during the same period a year earlier.

NRR is calculated as an average of the NRR points in time for the end of the current period and the three preceding quarters.

NRR > 1 (or 100%): Indicates revenue growth driven by existing customers, where upsells and cross-sells outweigh churn.

NRR < 1 (or 100%): Shows revenue loss due to churn exceeding gains from upsells or cross-sells.

Non-IFRS Financial Measures
(in millions of U.S. dollars, unaudited, rounded)

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA; non-IFRS net profit; and non-IFRS gross profit for the three months ended March 31, 2026 and 2025, and the year ended December 31, 2025:

Adjusted EBITDA

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2026	2025	2025
Net profit	0.6	0.4	1.0
Adjustments:
Depreciation and amortization	0.4	0.2	0.7
Financial income, net	*	(0.2)	(1.3)
Tax expense	0.2	0.1	0.5
EBITDA	1.2	0.5	0.9
Adjustments:
Share-based compensation	0.9	0.8	3.5
Adjusted EBITDA for the period	2.1	1.3	4.4

*	Less than $0.1 million

Non-IFRS net profit

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2026	2025	2025
Net profit	0.6	0.4	1.0
Adjustments:
Depreciation and amortization	0.4	0.2	0.7
Financial expense (income), net effects	0.1	(0.2)	(0.1)
Deferred tax effects	(0.2)	(0.1)	(0.5)
Share-based compensation	0.9	0.8	3.5
Non-IFRS net profit for the period	1.8	1.1	4.6

Non-IFRS gross profit

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2026	2025	2025
Gross profit	7.2	4.8	23.8
Adjustments:
Depreciation and amortization	0.4	0.1	0.7
Share-based compensation	0.2	*	0.1
Non-IFRS gross profit for the period	7.8	4.9	24.6

*	Less than $0.1 million

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq: ALAR, TASE: ALAR) is a global provider of AI data infrastructure and web data collection solutions, empowering organizations — from leading foundation model labs and hyperscalers to enterprises and innovators — to gain a competitive edge by streamlining the collection, extraction, and analysis of large-scale structured data from public online sources. Our solutions, by our subsidiary, NetNut, are comprised of both exit points based on our proprietary reflection technology and millions of IPs supported by hundreds of servers located at our ISP partners around the world, handling tens of petabytes of data traffic each month. Pushing the boundaries of innovation in data collection, we are building a robust full-stack AI data infrastructure platform, complemented by the Website Unblocker, SERP and Data Collectors, and AI-ready datasets purpose-built for LLM training and fine-tuning. As the AI revolution accelerates, Alarum, with its robust market-leading offerings, is playing an increasingly meaningful role as the essential data infrastructure layer powering the AI economy.

For more information about Alarum, please visit: http://alarum.io

Follow us on LinkedIn

Follow us on X

Subscribe to our YouTube channel

Investor Relations Contact:

investors@alarum.io